April 30, 2010

VIA EDGAR AND FACSIMILE

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	First American Financial Corporation
Registration Statement on Form 10-12B/A
Filed March 22, 2010
File No. 001-34580

Dear Mr. Riedler:

This letter responds to your letter, dated April 1, 2010, regarding Amendment No. 2 to the Registration Statement on Form 10 (the “Form 10”) of First American Financial Corporation (the “Company”) filed on March 22, 2010. The Company has filed Amendment No. 3 to the Form 10 (“Amendment No. 3”) today by electronic submission. Each of your comments is set forth below, followed by our corresponding response. Page references in our responses are to the revised information statement filed as Exhibit 99(a) to Amendment No. 3, unless otherwise noted.

Form 10-12B filed March 22, 2010

Exhibit 99(a) Information Statement

Risk Factors, page 11

“A downgrade by ratings agencies, reductions in statutory surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength may negatively affect FinCo’s results of operations and competitive position.” page 12

Comment 1

We note your response to our prior comment 5 and the following statement on page 12: “Our principal title insurance underwriter is currently rated no lower than the ‘A-’ equivalent by all ratings agencies except Standard & Poor’s, which has rated it at ‘BBB+’.” Please revise your disclosure to include the current ratings of your title insurance operations as issued by each of the major ratings individually, rather than in the aggregate.

Mr. Jeffrey P. Riedler

April 30, 2010

Response 1

We have revised our disclosure to include the current ratings of our principal title insurance operations as issued by each of the major ratings agencies individually, rather than in the aggregate. See page 12 of Amendment No. 3.

Special Note About Forward-Looking Statements, page 21

Comment 2

We note your response to our prior comment 7 and again advise you that the company is not eligible to rely on the safe harbor under Section 21E of the Exchange Act. Section 21E(b)(2)(D) expressly states that the safe harbor for forward looking statements may only be used by:

•	an issuer that, at the time that the statement is made, is subject to the reporting requirements of Section 13(a) or Section 15(d);
•	a person acting on behalf of such issuer;
•	an outside reviewer retained by such issuer making a statement on behalf of such issuer; or
•	an underwriter, with respect to information provided by such issuer or information derived from information provided by such issuer.

Staff Legal Bulletin 4 paragraph B.9 is not applicable as it relates only to Form S-3 eligibility requirements. Please revise your filing to either:

•	delete any reference to the Litigation Reform Act; or
•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply.

Response 2

We have revised our disclosure to delete any reference to the Litigation Reform Act. See page 23 of Amendment No. 3.

Mr. Jeffrey P. Riedler

April 30, 2010

If you should have any questions or further comments with respect to the Form 10, please direct them to Jeff Robinson at (714) 250-3787. Facsimile transmissions may be sent to (714) 250-3325.

Very truly yours,

/s/ Max O. Valdes
Max O. Valdes

cc:    Sean P. Griffiths

Gibson, Dunn & Crutcher LLP

200 Park Ave., 47th Floor

New York, New York 10166

Brian Lane

Gibson, Dunn & Crutcher LLP

1050 Connecticut Ave., N.W.

Washington, D.C. 20036